July 26, 2010

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  0549
Attention:  Ryan Milne
Division of Corporation Finance

RE:	Resource Holdings, Inc.
Items 4.01 and 4.02 of Form 8-K Filed July 19, 2010
File No. 0-53334

Dear Mr. Milne:

This letter is being furnished in response to comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) that were contained in the Staff’s letter dated July 21, 2010 (the “Comment Letter”) to Resource Holdings, Inc. (formerly SMSA El Paso II Acquisition Corp., the “Company”) with respect to the Company’s Form 8-K dated July 14, 2010, and filed with the SEC on July 19, 2010 (the “Form 8-K”).

This letter provides the Company’s responses to the Staff's comments contained in its Comment Letter.  The text of the Staff's comments is set forth in italics below, followed by the response of the Company.  Concurrently with the filing of this letter, the Company is also filing, via EDGAR submission, Amendment No. 1 on Form 8-K/A to the Company’s Form 8-K which is intended to address the comments of the Staff.

Item 4.01

1.
Please revise to provide all of the reportable events disclosures required by Item 304(a)(1)(v). In that regard, state whether the Company has authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each such reportable event and, if not, describe the nature of any limitation thereon and the reason therefore.

Response:
In accordance with the request of the Staff, the Company has included the additional disclosures required by Item 304(a)(1)(v) in Amendment No. 1 to address the statement of the former accountant that it is unwilling to rely on management's representations or to be associated with the Company's financial statements for the fiscal year ended December 31, 2009.  The Form 8-K, as filed, already includes a statement that the Company has authorized the former accountant to respond fully to the inquiries of the Company’s successor accountant.

2.	Please obtain and file an updated letter from your former accountant, indicating whether they agree with the disclosures in your amended Form 8-K as required by Item 304(a)(3) of Regulation S-K.

Response:
The Company’s former accountant has provided a letter dated July 24, 2010 which indicates that they agree with the disclosures in Amendment No. 1, and such letter is attached as Exhibit 16.1 to Amendment No. 1.

Item 4.02

3.
We note that you have provided the disclosures required by Item 4.02(a) of Form 8-K. Please revise to provide all of the disclosures required by Item 4.02(b) and (c) of Form 8-K or explain to us why you believe such disclosures are not required.

Response:
In accordance with the request of the Staff and as required by Item 402(b) and (c) of Form 8-K, the Company has expanded its disclosures in Amendment No. 1 to include an explanation of when and how it was first advised by its former accountant that a disclosure should be made to prevent future reliance on the Company’s financial statements for the fiscal year ended December 31, 2009, and the Company has furnished the former accountant with a copy of such disclosure.  As already noted above, at the Company’s request the former accountant has provided a letter which indicates that they agree with the disclosures in Amendment No. 1.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (801) 673-2953 or Eric M. Hellige of Pryor Cashman LLP, outside counsel to the Company, at (212) 326-0846.

Very truly yours,

RESOURCE HOLDINGS, INC.

By:	/s/ Jeff Hanks
Jeff Hanks
Chief Financial Officer

cc:	Eric M. Hellige, Esq.
John J. Crowe, Esq.